SilverCrest Reports 58m @ 164.7 gpt Ag Eq* at La Joya
Extends Main Mineralized Trend 500 metres NW

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, BC – March 20, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce the results of the first six holes of 18 Phase II core holes (approx. 8,000 metres) completed to date at its La Joya Property in Durango, Mexico. Phase II contemplates a total of 80 holes (approx. 15,000 metres) and drilling to date has extended the Main Mineralized Trend (“Trend”) an additional 500 meters to the northwest from the current resource area (see attached figures). The width of the Trend averages approximately 500 metres; narrowing to the northwest (approx. 300 metres) and widening to the southeast (approx. 800 metres) and has been traced along strike with drilling and surface sampling for approximately 2,500 metres. Please reference our website at www.silvercrestmines.com for more information, photos and figures on La Joya.

J. Scott Drever, President stated: ”In January we announced an initial Inferred Resource on a portion of the Trend of 57.9 million tonnes grading 28 gpt Ag, 0.18 gpt au and 0.21% Cu and containing 101.9 million ounces Ag Equivalent*. A portion of the Phase II drilling is intended to explore the possible expansion of this resource estimate to the northwest as well as the southeast along the Trend and infill some of the wider spaced drill holes within the resource area. The remainder of the program will test three targets adjacent to the Trend which have been shown by historical drilling and sampling to host significant Ag, Cu, Au, W, and Mo mineralization”.

The first 6 holes in Phase II and re-sampling (full) of one historic hole LB96-04R, have partially tested the northwestern extension of the Trend. Silver values range from 6.5 gpt to 153.5 gpt and on a silver equivalent* basis values range from 16.9 gpt to 354.0 gpt. True thicknesses and actual depth of mineralization from surface can be approximated from the attached cross section. Holes LJ DD11-28, 31 and 32 are considered outside the current defined Trend and not presented on Section A – A’. The most significant assay results are shown in the following table and have a weighted average grade of 75.9 gpt Ag Eq* and an average thickness of 22.7 metres.

HOLE-ID (Az, Dip)	FROM	TO	LENGTH	Ag gpt	Cu %	Au gpt	Ag Eq.*gpt
L J DD11-27 (180,-45)	150.9	160.1	9.2	12.4	0.25	0.03	35.3
	187.1	190.1	3.0	8.5	0.06	3.57	192.5
	277.4	309.6	32.3	20.6	0.39	0.84	95.8
Includes	293.6	300.6	7.0	12.2	0.18	3.57	206.2
	326.5	341.5	15.0	6.5	0.13	0.39	37.2
L J DD11-28 (180,-45)	165.5	179.0	13.5	7.6	0.10	0.03	17.7
	298.5	303.0	4.5	74.9	1.14	0.33	189.8
L J DD11-29 (180,-45)	135.0	186.3	51.3	43.4	0.46	0.15	90.4
Includes	145.2	166.9	21.8	72.8	0.84	0.26	158.3
	360.0	372.0	12.0	10.0	0.07	0.02	16.9
L J DD11-30 (180,-45)	68.0	142.5	74.5	26.3	0.30	0.19	61.7
Includes	76.7	89.3	12.6	94.1	0.93	0.28	188.4
	310.0	338.0	28.0	9.2	0.06	0.20	24.8
	367.0	377.0	10.0	9.7	0.07	0.34	32.5
	421.0	429.0	8.0	9.6	0.11	0.40	39.1

L J DD11-31 (180,-45)	152.0	156.0	4.0	25.4	0.14	1.13	93.7
L J DD11-32 (180,-45)	104.0	113.0	9.0	40.2	0.23	0.06	63.2
LB96-04R (historic)	158.1	200.0	41.9	13.0	0.17	0.14	34.1
Includes	186.0	200.0	14.0	23.4	0.32	0.15	58.2
	313.9	326.0	12.1	43.3	0.33	0.17	80.6
	398.0	456.0	58.0	64.2	0.88	0.49	164.7
Includes	401.7	424.5	22.8	153.5	2.12	0.37	354.0
Weighted Average			22.7	29.3	0.36	0.31	75.9

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.

All sample analyses were completed by Inspectorate Exploration & Mining Services Ltd. in Durango, Mexico and Richmond, BC or ALS Chemex in Zacatecas and North Vancouver.

The underlying intrusive is exposed at the surface on the southern end of the Trend and from the recent drilling, appears to be increasing in depth at the northern end of the Trend. The best reported intercept in this series is from a verified historical drill hole (LB96-04R) and is thought to represent an extension of mineralized mantos that are drill-defined to the southeast. The Company has been given access to over 8,000 metres of historic core for validation including hole LB96-04. A portion of LB96-04 was previously independently validated and is presented in the “Resource Estimate for the La Joya Property, Durango, Mexico, NI 43-101 Technical Report” date February 20, 2012.

Core samples for holes L J DD12-33 to 42 are currently in the laboratory and assays will be reported upon receipt and compilation. Also, further assay results from splitting and sampling of historic core are being received and compiled. Several holes contain anomalous molybdenum (Mo) and tungsten (W) values over significant widths in skarn.

The Phase II 80 hole drill program is expected to test approximately 2.5 kilometres of the Trend that includes at least the 8 near-vertical structures/stockwork zones, 14 near-horizontally stacked mantos and a Contact Zone with the underlying intrusive. Based on the encouraging results to date, additional drills are being mobilized to accelerate this Phase II exploration program. Drilling on the southern extension of the Trend has started. Based on Company surface mapping, sampling and historic drill hole results, this area is thought to be potentially the highest grade area along the Trend.

The La Joya Deposit currently has an estimated resource of:

CATEGORY**	CUT OFF GRADE (AG EQ.* GPT)	TONNES (000’s)	AG GPT	AU GPT	CU %	CONTAINED AG OZ (000’s)	CONTAINED AU OZ (000’s)	CONTAINED CU LBS (000’s)	CONTAINED AG EQ. OZ* (000’s)
INFERRED***	15	57,940	28.0	0.18	0.21	51,348	333.4	270,296	101,918
	30	35,500	39.0	0.22	0.30	44,300	246.0	237,500	86,400

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimates are based on cutoff grades of 15 gpt Ag Eq and 30 gpt Ag Eq using the metal price ratios described above.

Please refer to the January 4, 2012 news release for further details of the Inferred Resource estimate and to the La Joya NI 43-101 Technical Report filed on www.Sedar.com

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
_______________________________	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

A
A'
~500m
Initial Resource Area (Jan'12)
~230m
SAC98-06
SAC98-05
SAC98-04
SAC98-03
SAC98-02
SAC98-01
LB96-04R
27
29
30
holes projected ~ 200m west
61.7/74.5m
90.4/51.3m
35.3/9.2m
34.1/41.9m
192.5/3m
95.8/32.3m
37.2/15m
80.6/12.1m
164.7/58m
24.8/28m
32.5/10m
16.9/12m
39.1/8m
38.2/265m
79.8/95m
40.8/14m
15.4/26m
25.6/231m
67.8/14m
48.9/52.2m
92.7/205.2m
75.9/61.9m
39.3/90.8m
55.9/107m
64.4/154.4m
38.6/9.6m,
43.8/10.8m
97.3/67.2m
38.6/64.9m
53.1/67.9m
37/33m
80.1/66m
41.9/69.7m
19.3/16.3m
71.2/23.1m
20.5/24.3m
64.4/34.2m
38.7/238.6m
43.5/94m
47.8/41.7m
55.9/220.2m
28.5/207m
46.4/206.6m
89.6/84.4m
Hinge Line
Section B-B'
188.2/14m Ag EQ gpt/metre
SVL DRILL HOLE
HISTORIC HOLE, ASSAY VALIDATION
GOLD - TUNGSTEN PERVASIVE HALO
MINERALIZED STRUCTURE & STOCKWORK
INTRUSIVE : PORPHYRITIC FELDSPAR/MONZONITE
CONTACT ZONE
POLYMETALLIC, STRATABOUND HORIZONS & MANTOS
HORNFELS/MARBLE
47.8/41.7m PREVIOUSLY REPORTED DRILL INTERCEPT
90.4/51.3m CURRENTLY REPORTED DRILL INTERCEPT
>15 gpt Ag eq.
SilverCrest
LA JOYA PROJECT
Section A-A'
Looking North East

Note: Shows major intercepts only. Please refer to current news release and previous new releases on La Joya for more details.
Most holes are projected into or out of the section, therefore, some distortions may occur. All locations are approximate.